

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2023

Neil Watanabe
Chief Financial Officer
Loop Media, Inc.
700 N. Central Ave, Suite 430
Glendale, CA 91203

> **Re: Loop Media, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2022**
> **Filed December 20, 2022**
> **File No. 001-41508**

Dear Neil Watanabe:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services